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AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SOMNUS MEDICAL TECHNOLOGIES, INC.
GYRUS GROUP PLC
AND
GYRUS ACQUISITION, INC.
Dated as of May 4, 2001

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Section 4.3	Consents and Approvals; No Violations	28
Section 4.4	Tender Offer Documents; Schedule 14D-9; Proxy Statement	29
Section 4.5	Merger Sub's Operations	29
Section 4.6	Finders' Fees	30
Section 4.7	Parent Agreements	30
ARTICLE V PRECLOSING AND OTHER COVENANTS OF THE PARTIES		30
Section 5.1	Conduct of the Business of the Company	30
Section 5.2	Conduct of the Business of Parent	32
Section 5.3	Proxy Statement/Stockholders' Meeting	32
Section 5.4	Access to Information; Confidentiality Agreement	34
Section 5.5	No Solicitation	34
Section 5.6	Director and Officer Liability	35
Section 5.7	Commercially Reasonable Efforts	36
Section 5.8	Certain Filings	36
Section 5.9	Public Announcements	37
Section 5.10	Further Assurances	37
Section 5.11	Employee Matters	38
Section 5.12	State Takeover Laws	39
Section 5.13	Certain Notifications	39
Section 5.14	Financing	39
Section 5.15	Meeting of Shareholders of Parent	40
Section 5.16	Directors	40
Section 5.17	No Rights Plan Amendment	41
ARTICLE VI CONDITIONS TO THE MERGER		41
Section 6.1	Conditions to the Merger	41
ARTICLE VII TERMINATION		42
Section 7.1	Termination	42
Section 7.2	Effect of Termination	43
Section 7.3	Fees	43
Section 7.4	Inducement Fee	44
ARTICLE VIII MISCELLANEOUS		45
Section 8.1	Notices	45
Section 8.2	Survival of Representations and Warranties	46
Section 8.3	Interpretation	46
Section 8.4	Amendments, Modification and Waiver	46
Section 8.5	Successors and Assigns	47
Section 8.6	Specific Performance	47
Section 8.7	Governing Law	47
Section 8.8	Severability	47
Section 8.9	Third Party Beneficiaries	47
Section 8.10	Entire Agreement	48
Section 8.11	Counterparts; Effectiveness	48
Annex A—Conditions to the Tender Offer		1
Exhibit A—Form of Company Stockholder Agreement

iii

    AGREEMENT AND PLAN OF MERGER, dated as of May 4, 2001 (this "Agreement"), by and among Somnus Medical Technologies, Inc., a Delaware corporation (the "Company"), Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent") and Gyrus Acquisition, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub").

W I T N E S S E T H

    WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company, and Parent as sole stockholder of Merger Sub, have each approved this Agreement and declared advisable that Merger Sub make a tender offer (as it may be amended from time to time in accordance with the terms hereof, the "Tender Offer") to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company (the "Shares") for a purchase price equal to the Per Share Amount (as defined herein) in cash, and the merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth herein, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), whereby each issued and outstanding share of Common Stock (other than shares of Common Stock owned, directly or indirectly, by the Company or by Merger Sub immediately prior to the Effective Time (as defined in Section 1.1(b) hereof)), will, upon the terms and subject to the conditions and limitations set forth herein, be converted into the right to receive the Per Share Amount in cash in accordance with the provisions of Article I of this Agreement; and

    WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of the Company are entering into Company Stockholder Agreements, in the form attached hereto as Exhibit A (each, a "Company Stockholder Agreement" and, collectively, the "Company Stockholder Agreements"), with Parent; and

    WHEREAS, Company and ComputerShare Trust Company, Inc. (formerly known as American Securities Transfer, Inc.) have amended (the "Rights Plan Amendment") the Preferred Share Rights Agreement, dated November 6, 1998 (the "Rights Plan") to render the rights thereunder inapplicable to the Tender Offer, the Merger and other transactions contemplated by this Agreement, the Stock Option Agreement and the Company Stockholder Agreements; and

    WHEREAS, the closing of the Tender Offer is conditioned upon Parent completing (i) the acquisition of Smith and Nephew in the manner contemplated by the ENT Agreement (as defined in Section 5.14 hereof) and (ii) a placing of its ordinary shares in order to provide funds to consummate the transactions contemplated by this Agreement and the ENT Agreement, and as a condition and inducement to Company's willingness to enter into this Agreement with such conditions, Parent has agreed to pay the Company an Inducement Fee (as defined in Section 7.4) in the event of the occurence of the circumstances set forth in Section 7.4.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE OFFER AND THE MERGER

    Section 1.1  The Merger.

    (a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged (the "Merger") with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware and shall continue under the name "Somnus Medical Technologies, Inc."

    (b) Concurrently with the Closing (as defined in Section 1.7 hereof), the Company, Parent and Merger Sub shall cause a certificate of merger (the "Certificate of Merger") with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware (the "Secretary of State") as provided in the DGCL and shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger, and such date and time is hereinafter referred to as the "Effective Time."

    (c) From and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, immunities, powers and franchises and be subject to all of the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub.

    Section 1.2  Effect on Common Stock.  At the Effective Time:

    (a) Cancellation of Shares of Common Stock.  Each share of Common Stock held by the Company as treasury stock and each share of Common Stock owned by Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration or payment shall be delivered therefor or in respect thereto. All shares of Common Stock to be converted into the right to receive the Per Share Amount pursuant to this Section 1.2 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist; and each holder of a certificate (representing prior to the Effective Time any such shares of Common Stock) shall thereafter cease to have any rights with respect to such shares of Common Stock, except the right to receive the Per Share Amount.

    (b) Capital Stock of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

    (c) Conversion of Shares of Common Stock.  Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock referred to in the first sentence of Section 1.2(a) hereof and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive an amount of cash equal to the Per Share Amount, without interest thereon, upon surrender of the certificate formerly representing such share. The "Per Share Amount" shall be $3.11.

    Section 1.3  Exchange of Certificates.

    (a) Prior to the mailing of the Proxy Statement (as defined in Section 3.9 hereof), Wilmington Trust Company, or such other bank, trust company, Person or Persons as shall be designated by Parent and reasonably acceptable to the Company shall act as the disbursement agent for the payment of the Per Share Amount in exchange for shares of Common Stock (the "Disbursement Agent") in connection with the Merger. Promptly after the Effective Time, Parent shall make available to the Disbursement Agent for payment in accordance with this Article I, cash in an amount sufficient to permit payment of the aggregate Per Share Amount pursuant to Section 1.2(c) hereof (the "Exchange Fund"). For purposes of this Agreement, "Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization, whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

    (b) As of or promptly following the Effective Time, Parent shall cause the Disbursement Agent to mail (and to make available for collection by hand) to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common

Stock (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Disbursement Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the aggregate Per Share Amount represented by such Certificate. Upon surrender of a Certificate for cancellation to the Disbursement Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the aggregate Per Share Amount, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within three business days of receipt thereof (but in no case prior to the Effective Time), and the Certificate so surrendered shall be forthwith cancelled. The Disbursement Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Disbursement Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the cash payable upon the surrender of the Certificates.

    (c) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of shares of Common Stock prior to the Merger who have not theretofore complied with this Article I shall thereafter look for payment of their claim, as general creditors thereof, only to Parent for their claim for the applicable aggregate Per Share Amount which such holders may be entitled.

    (d) None of Parent, Merger Sub, Company or the Disbursement Agent shall be liable to any Person in respect of any funds held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which the applicable aggregate Per Share Amount with respect to Parent Shares in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.3(b) hereof)), any such cash in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

    Section 1.4  Transfer Taxes; Withholding.  Parent or the Disbursement Agent shall be entitled to deduct and withhold from the payment of the Per Share Amount otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as Parent or the Disbursement Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Disbursement Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Common Stock in respect of whom such deduction and withholding was made by Parent or the Disbursement Agent.

    Section 1.5  Stock Options; Stock Purchase Plan; Stock Options.  Each option granted to a Company employee, consultant or director of the Company or any Subsidiary of the Company to acquire shares of Common Stock (each, an "Option") shall be assumed by the Parent and converted into the right to receive cash at the later of the Effective Time and time of vesting. Pursuant to this assumption and conversion, the holder of each Option which is outstanding immediately prior to the Effective Time (each, a "Vested Option") shall be entitled to receive a cash payment equal to the Per Share Amount less the exercise price per share under the Vested Option, multiplied by the number of shares then exercisable under the Vested Option, less any applicable withholding tax (the "Vested Option Payment"). The holders of each Option granted to a Company employee, consultant or director of the Company or any Subsidiary of the Company to acquire shares of Common Stock which is outstanding and not vested immediately prior to the Effective Time ("Unvested Option") shall, but only to the extent such Unvested Option vests additionally following the Effective Time in accordance with the holder's option agreement, be entitled, upon any such vesting date (if any) to receive a cash payment equal to the Per Share Amount less the exercise price per share under the Option, multiplied by the number of shares then becoming additionally vested, less any applicable withholding tax (the "Unvested Option Payment"). Promptly after the Effective Time, Parent shall make available to the Disbursement Agent for payment in accordance with this Section 1.5(a) cash in an aggregate amount sufficient to permit payment of the aggregate Vested Option Payment amounts, and such aggregate amount shall be included in the Exchange Fund for purposes of this Agreement. As of or promptly following the Effective Time, Parent shall cause the Disbursement Agent to mail (and make available for collection by hand) to each applicable holder of Vested Options (i) a letter of transmittal (which shall specify that delivery shall be effected only upon proper delivery of the applicable documentation regarding the Vested Option and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the conversion of the Vested Options in exchange for the payment of the applicable Vested Option Payment amount. Any Unvested Option Payments shall be made directly from Parent to such employees, consultants or directors of the Company who vest in such options, if any, in accordance with the option holder's agreement, following the Effective Time. No interest shall be paid or accrued for the benefit of the Vested Option holders or Unvested Option Holders on the cash payable with respect to the Vested Options or Unvested Options.

    (b) ESPP.  Prior to the Effective Time, outstanding purchase rights under Company's 1997 Employee Stock Purchase Plan (the "ESPP") shall be exercised in accordance with the terms of the ESPP and each share of Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Amount without issuance of certificates representing issued and outstanding shares of Common Stock to ESPP participants. The Company agrees that it shall terminate the ESPP immediately following the aforesaid payment of the Per Share Amounts hereunder.

    Section 1.6  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct (but consistent with past practice of the Company), as indemnity against any claim that may be made against it with respect to such Certificate, the Disbursement Agent will remit in exchange for such lost, stolen or destroyed Certificate the Per Share Amount to which the holder thereof is entitled pursuant to this Article I.

    Section 1.7  Merger Closing.  Subject to the satisfaction or waiver of the conditions set forth in Article VI hereof, the closing of the Merger (the "Closing") will take place at 10:00 a.m., Minnesota time, on a date to be specified by the parties hereto, and no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI hereof, at the offices of Dorsey & Whitney LLP, Pillsbury Center South, 220 South Sixth Street, Minneapolis, Minnesota, unless another time, date or place is agreed to in writing by the parties hereto (such date, the "Closing Date").

    Section 1.8  Dissenters' Rights.

    (a) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such shares in favor of the Merger, who shall have delivered, prior to any vote on the Merger, a written demand for appraisal of such shares in the manner provided in Section 262 of the DGCL and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to dissenters' rights ("Dissenting Shares") shall not be converted into or represent a right to receive the Per Share Amount pursuant to Section 1.2 hereof, but the holders thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that if any such holder of Dissenting Shares shall have effectively withdrawn such holder's demand for appraisal of such shares or lost such holder's right to appraisal and payment of such shares under Section 262 of the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares and each such share shall thereupon be deemed to have been canceled, extinguished and converted, as of the Effective Time, into and represent the right to receive payment from the Surviving Corporation of the Per Share Amount, as provided in Section 1.2 hereof.

    (b) The Company shall give Parent (i) prompt notice of any written demand for appraisal, any withdrawal of a demand for appraisal and any other instrument served pursuant to Section 262 of the DGCL received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under such Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demand for appraisal or offer to settle or settle any such demand.

    Section 1.9  Tender Offer.  After the date hereof, Parent shall cause Merger Sub to make the Tender Offer, upon the terms and subject to the conditions set forth in this Agreement.

    (a) (i)  As promptly as reasonably practicable after the date hereof, but in no event later than ten (10) business days after the initial public announcement of Parent's intention to commence the Tender Offer, Merger Sub shall commence the Tender Offer in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"). The obligation of Merger Sub to accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Tender Offer shall be subject to (A) the condition (the "Minimum Condition") that at least the number of Shares that when added to Shares already owned by Parent and its direct and indirect wholly owned subsidiaries shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to July 31, 2001 or which have an effective conversion or exercise price in excess of the Per Share Amount immediately prior to the expiration of the Tender Offer) shall have been validly tendered and not withdrawn prior to the expiration of the Tender Offer and (B) the satisfaction or waiver of each of the other conditions set forth in Annex A hereto (together with the Minimum Condition, the "Tender Offer Conditions").

      (ii) Merger Sub expressly reserves the right to waive any of the Tender Offer Conditions, to increase the Per Share Amount, and to make any other changes in the terms and conditions of the Tender Offer; provided, however, that no change may be made which decreases the Per Share Amount, waives the Minimum Condition, reduces the maximum number of Shares to be purchased in the Tender Offer or imposes conditions to the Tender Offer in addition to those set forth in Annex A hereto. Notwithstanding the foregoing, Merger Sub may, without the consent of Company, (A) extend the Tender Offer, if at the scheduled or extended expiration date of the Tender Offer (which scheduled expiration date shall be twenty (20) business days following the commencement of the Tender Offer) any of the Tender Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Tender Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Tender Offer or any period required by applicable law, or (C) extend the Tender Offer beyond the initial expiration date to include a "Subsequent Offering Period" as such term is defined in Rule 14d-11 of the rules and regulations of the SEC if on such expiration date there shall have been tendered more than a sufficient number of Shares to satisfy the Minimum Condition but less than 90% of the outstanding Shares; provided however, that Merger Sub may not extend the Tender Offer beyond July 31, 2001 without the consent of Company. The Per Share

  Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Tender Offer. Subject to the terms and conditions of the Tender Offer and this Agreement, Merger Sub shall accept for payment, and pay for, all shares of Common Stock validly tendered and not withdrawn pursuant to the Tender Offer that Merger Sub becomes obligated to accept for payment and pay for, pursuant to the Tender Offer. If the payment equal to the Per Share Amount in cash (the "Merger Consideration") is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Parent that such taxes either have been paid or are not applicable.

      (iii) On the date of commencement of the Tender Offer, as determined pursuant to Rule 14d-2 of the rules and regulations of the SEC, Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Tender Offer, which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included or incorporated by reference therein pursuant to which the Tender Offer shall be made, together with any supplements or amendments thereto, are referred to collectively, as the "Tender Offer Documents"). The Tender Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act (as defined herein) and the rules and regulations promulgated thereunder and the Tender Offer Documents, on the date first published, sent or given to the holders of shares of Common Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and Company agrees promptly to correct any information provided by it for use in the Tender Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Merger Sub shall take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Tender Offer Documents as so corrected to be disseminated to holders of Common Stock, in each case as and to the extent required by applicable federal securities laws. Company and its counsel shall be given reasonable opportunity to review and comment upon the Tender Offer Documents prior to their filing with the SEC or dissemination to the holders of Common Stock. Merger Sub shall provide Company and its counsel any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Tender Offer Documents promptly after the receipt of such comments.

    (b) (i)  The Company hereby approves of and consents to the Tender Offer and represents that (x) the Board of Directors of the Company, at a meeting duly called and held on May 3, 2001, has (A) determined that this Agreement and the transactions contemplated hereby, including each of the Tender Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the holders of Shares, (B) approved, adopted and declared advisable this Agreement and the Transactions and (C) resolved to recommend that the holders of Shares accept the Tender Offer and tender their Shares pursuant to the Tender Offer, and, if such approval is required under the DGCL in connection with this Agreement and the Merger, approve and adopt this Agreement and the Merger, and (y) AAI has delivered to the Board of Directors of the Company its opinion referred to in Section 3.18. The Company hereby consents to the inclusion in the Tender Offer Documents of the recommendation of the Board of Directors of the Company described in the first sentence of this paragraph, and the Company shall not withdraw or modify such recommendation in any manner adverse to Merger Sub or Parent except as provided in

Section 5.5. The Company has been advised by its directors and executive officers that they intend to tender all Shares beneficially owned by them to Merger Sub pursuant to the Tender Offer.

      (ii) On or about the date the Schedule TO is filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer (such Schedule 14D-9, as supplemented or amended from time to time, is referred to herein as the "Schedule 14D-9") containing, subject to the terms of this Agreement (including Section 5.5), the recommendation and opinion described in paragraph (i) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Exchange Act, and any other applicable federal securities laws. The Schedule 14D-9 shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, on the date filed with the SEC and on the date first published, sent or given to the holders of Common Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and Company agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of shares of Common Stock, as and to the extent required by applicable federal securities laws. Parent, Merger Sub and their counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 prior to its filing with the SEC or dissemination to the holders of Common Stock. Company agrees to provide Parent, Merger Sub and their counsel any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

      (iii) In connection with the Tender Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Shares (including non-objecting beneficial owners who are not record holders) as of a recent date, together with copies of all lists of Stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish to Merger Sub such information and assistance (including updated lists of Stockholders, security position listings and computer files) as Merger Sub may reasonably request in communicating the Tender Offer to the holders of shares of Common Stock. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Tender Offer Documents and any other documents necessary to consummate the Tender Offer, Merger Sub and each of its agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Tender Offer and the Merger and, if this Agreement shall be terminated, will deliver, and will use their best efforts to cause their agents to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II
THE SURVIVING CORPORATION

    Section 2.1  Certificate of Incorporation.  At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Somnus Medical Technologies, Inc."

    Section 2.2  By-Laws.  The by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable law, the certificate of incorporation of such entity and the by-laws of such entity.

    Section 2.3  Officers And Directors.

    (a) The officers of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the officers of Merger Sub immediately prior to the Effective Time.

    (b) The Board of Directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the directors of Merger Sub immediately prior to the Effective Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by the Company to Parent, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Company specifically referred to in such disclosure and such other representations and warranties to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties (the "Company Disclosure Schedule") as follows:

    Section 3.1  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and all governmental licenses, authorizations, consents and approvals (collectively, "Licenses") required to carry on its business as now conducted except for failures to have any such License which would not, in the aggregate, have a Company Material Adverse Effect (as defined below). The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, except in such jurisdictions where failures to be so qualified would not reasonably be expected to, in the aggregate, have a Company Material Adverse Effect. As used herein, the term "Company Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that is materially adverse to the business, financial condition or results of operations of Company and its Subsidiaries, taking Company and its Subsidiaries together as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change in the market price or trading volume of Company's stock after the date hereof; (b) any failure by Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement; (c) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Tender Offer or the Merger (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (d) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries in which Company participates, the U.S. economy as a whole or foreign economies in any locations where Company or any of its Subsidiaries has material operations or sales which do not have a disproportionately adverse effect upon the Company; (e) any adverse change, effect, event, occurrence, state of facts or development attributable or relating to out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement; or (f) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement.

    Section 3.2  Corporate Authorization.

    (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of the Company's stockholders as set forth in Section 3.2(b) hereof and as contemplated by Section 5.3 hereof, to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized, and this Agreement has been approved, by the Board of Directors of the Company and no other corporate proceedings on the part of the Company, other than the approval of the Company's stockholders, are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes, assuming due authorization, execution and delivery of this Agreement by Parent, valid and binding obligations of the

Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

    (b) Under applicable law, the current Certificate of Incorporation of the Company and the rules of The Nasdaq Stock Market, the affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the record date, established by the Board of Directors of the Company in accordance with the by-laws of the Company, applicable law and this Agreement, is the vote required to approve the Merger and adopt this Agreement.

    Section 3.3  Consents and Approvals; No Violations.

    (a) Neither the execution and delivery of this Agreement nor the performance by the Company of its obligations hereunder will (i) conflict with or result in any breach of any provision of the current Certificate of Incorporation or the by-laws of the Company; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or obligation to repurchase, repay, redeem or acquire or any similar right or obligation) under any of the terms, conditions or provisions of any note, mortgage, letter of credit, other evidence of indebtedness, guarantee, license, lease or agreement or similar instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their assets may be bound or (iii) assuming that the filings, registrations, notifications, authorizations, consents and approvals referred to in subsection (b) below have been obtained or made, as the case may be, violate any order, injunction, decree, statute, rule or regulation of any Governmental Entity to which the Company or any of its Subsidiaries is subject, excluding from the foregoing clauses (ii) and (iii) such requirements, defaults, breaches, rights or violations (A) that would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect and would not have a material adverse effect on the ability of the Company to perform its obligations hereunder or (B) that become applicable as a result of the business or activities in which Parent or Merger Sub or any of their respective affiliates is or proposes to be engaged or any acts or omissions by, or facts specifically pertaining to, Parent or Merger Sub.

    (b) No filing or registration with, notification to, or authorization, consent or approval of, any government or any agency, court, tribunal, commission, board, bureau, department, political subdivision or other instrumentality of any government (including any regulatory or administrative agency), whether federal, state, multinational (including, but not limited to, the European Community), provincial, municipal, domestic or foreign (each, a "Governmental Entity") is required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company of its obligations hereunder, except (i) the filing of the Certificate of Merger in accordance with the DGCL and filings to maintain the good standing of the Surviving Corporation; (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), or any foreign laws regulating competition, antitrust, investment or exchange controls; (iii) compliance with any applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act") and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"); (iv) compliance with any applicable requirements of state takeover laws; (v) compliance with any applicable requirements under the rules and regulations of the NASDAQ Stock Markets; and (vi) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) the failure of which to be obtained or made would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect and would not have a material adverse effect on the ability of the Company to perform its obligations hereunder or (B) that become applicable as a result of the business or activities in which Parent or Merger Sub or any of their respective affiliates is or proposes to be engaged or any acts or omissions by, or facts specifically pertaining to, Parent or Merger Sub.

    Section 3.4  Capitalization.  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock") and 5,000,000 shares of preferred stock, par value $0.001 per share, of the Company (the "Preferred Stock"), of which 60,000 shares have been designated as Series A Participating Preferred Stock ("Series A Preferred"). As of the date of this Agreement, there are 17,355,986 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. All shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights. As of the date of this Agreement, there are outstanding Options to purchase 3,204,373 shares of Common Stock, 142,194 shares of Common Stock are available for future issuance pursuant to the ESPP, and 60,000 shares of Series A Preferred are reserved for future issuance pursuant to the Rights Plan. Section 3.4 of the Company Disclosure Schedule sets forth, with respect to each optionholder and warrantholder of the Company, such holder's identity and the number of shares of stock subject to, and the exercise price for each, option or warrant held, as the case may be. Except as set forth in this Section 3.4 of this Agreement, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (iii) no options, warrants, stock appreciation rights, stock issuance rights, calls, subscriptions or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, reprice, redeem or otherwise acquire any Company Securities. No Subsidiary of the Company owns any capital stock or other voting securities of the Company. Other than as described above, the Company has not authorized or issued any indebtedness, instrument, contract or other arrangement that could be treated as equity of the Company under United States federal income tax law. Additionally, the Company has no outstanding stock, indebtedness instrument, contract or arrangement that the Company has treated as debt for United States federal income tax purposes but not debt for other purposes.

    Section 3.5  Subsidiaries.

    (a) Each Subsidiary of the Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has all corporate powers and all Licenses required to carry on its business as now conducted and (iii) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for failures of this representation and warranty to be true which would not, in the aggregate, have a Company Material Adverse Effect. For purposes of this Agreement, "Subsidiary" shall have the same meaning as ascribed to it in Rule 1-02(x) of Regulation S-X of the SEC. All Subsidiaries and their respective jurisdictions of incorporation are identified in Section 3.5 of the Company Disclosure Schedule.

    (b) All of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable, and such shares are owned by the Company or by a Subsidiary of the Company (other than, if necessary, shares constituting directors' qualifying shares or similar shares and shares required to be owned by citizens of such subsidiary's jurisdiction of organization) free and clear of any Liens (as defined hereafter) or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of any of such Subsidiaries. There are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiaries of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. Neither the Company nor any of its Subsidiaries owns beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than such Subsidiaries.

    (c) The Subsidiaries of the Company are listed in Section 3.5 of the Company Disclosure Schedule. Except as disclosed on Section 3.5 of the Company Disclosure Schedule, none of the Subsidiaries conducts any operations, either in its jurisdiction of organization and existence or elsewhere.

    Section 3.6  SEC Documents.  The Company has filed all required reports, proxy statements, registration statements, forms and other documents required to be filed with the SEC (the "Company SEC Documents"). As of their respective dates, and giving effect to any amendments thereto, (a) the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder and (b) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    Section 3.7  Financial Statements.  The financial statements of the Company (including, in each case, any notes and schedules thereto) included or incorporated by reference in the Company SEC Documents (a) were prepared from the books and records of the Company and its Subsidiaries, (b) comply as to form in all material respects with all applicable accounting requirements and the rules and regulations of the SEC with respect thereto, (c) are in conformity with United States generally accepted accounting principles ("GAAP"), applied on a consistent basis (except in the case of unaudited statements, as permitted by Form 10-Q as filed with the SEC under the Exchange Act) during the periods involved and (d) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which were not and are not expected to be, individually or in the aggregate, material in amount).

    Section 3.8  Absence of Undisclosed Liabilities.  Except as set forth in the Company SEC Documents, and except for liabilities and obligations incurred in the ordinary course of business since the date of the most recent consolidated balance sheet included in the Company SEC Documents, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued, absolute, matured, due, known, contingent or otherwise) or any unsatisfied judgments or any leases of personal or realty or unusual or extraordinary commitments that are required to be disclosed under GAAP, except for those that would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    Section 3.9  Tender Offer Documents; Schedule 14D-9; Proxy Statement.

    Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Tender Offer Documents shall, at the times the Schedule 14D-9, the Tender Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the proxy statement to be sent to the stockholders of the Company in connection with the Company

Stockholders' Meeting (as hereinafter defined) or the information statement to be sent to such stockholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the "Proxy Statement"), shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Company Stockholders' Meeting and at the Effective Time, contain any statement which, at the time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied (i) by Parent, Merger Sub or any of their respective representatives for inclusion in the foregoing documents or (ii) by the Company following the time at which Merger Sub accepts the Shares for payment pursuant to the Tender Offer (the "Appointment Time"). The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

    Section 3.10  Absence of Material Adverse Changes, Etc.  Except as set forth in the Company SEC Documents, since December 31, 2000 there has not been a Company Material Adverse Effect. Without limiting the foregoing, except as disclosed in the Company SEC Documents filed by the Company or as contemplated by this Agreement, since December 31, 2000 (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business and (ii) there has not been:

    (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary (other than any wholly-owned Subsidiary) of the Company of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company or of any Company Securities;

    (b) any amendment of any provision of the Certificate of Incorporation or by-laws of, or of any material term of any outstanding security issued by, the Company or any Subsidiary (other than any wholly-owned Subsidiary) of the Company;

    (c) any incurrence, assumption or guarantee by the Company or any Subsidiary of the Company of any indebtedness for borrowed money other than borrowings under existing short term credit facilities;

    (d) any change in any method of accounting or accounting practice by the Company or any Subsidiary of the Company, except for any such change required by reason of a change in GAAP;

    (e) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any Subsidiary of the Company, (ii) employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary of the Company entered into, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any Subsidiary of the Company, in each case other than in the ordinary course of business;

    (f)  issuance of Company Securities other than pursuant to Options outstanding as of December 31, 2000 and the issuance of Options after such date in the ordinary course of business (and the issuance of Company Securities pursuant thereto);

    (g) acquisition or disposition of assets material to the Company and its Subsidiaries, except for sales of inventory in the ordinary course of business consistent with past practice, or any acquisition or disposition of capital stock of any third party (other than acquisitions or dispositions of non-controlling equity interests of third parties in the ordinary course of business) or any merger or consolidation with any third party, by the Company or any Subsidiary;

    (h) entry by the Company into any joint venture, partnership or similar agreement with any person other than a wholly-owned Subsidiary;

    (i)  any change in the conduct of the Company's business, other than in the ordinary course consistent with past practices;

    (j)  any authorization of, or commitment or agreement to take any of, the foregoing actions except as otherwise permitted by this Agreement.

    Section 3.11  Taxes.

    (a) (1) All federal, state, local and foreign Tax Returns (as defined below) required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is a member (a "Company Group") have been timely filed, and all returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Company Material Adverse Effect; (2) all Taxes (as defined below) due and owing by the Company, any Subsidiary of the Company or any Company Group have been paid, or adequately reserved for in accordance with GAAP, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Company Material Adverse Effect; (3) there is no presently pending and, to the knowledge of the Company, contemplated or scheduled audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy which would, individually or in the aggregate, have a Company Material Adverse Effect with respect to any Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group nor has the Company or any Subsidiary of the Company filed any waiver of the statute of limitations applicable to the assessment or collection of any Tax which would, individually or in the aggregate, have a Company Material Adverse Effect; (4) all assessments for Taxes due and owing by the Company, any Subsidiary of the Company or any Company Group with respect to completed and settled examinations or concluded litigation have been paid; (5) neither the Company nor any Subsidiary of the Company is a party to any tax indemnity agreement, tax sharing agreement or other agreement under which the Company or any Subsidiary of the Company could become liable to another person as a result of the imposition of a Tax upon any person, or the assessment or collection of such a Tax; (6) the Company and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes; (7) to the knowledge of the Company, no Tax liens have been filed with respect to any Taxes; (8) neither the Company nor any of its Subsidiaries have made, and none will make, any voluntary adjustment by reason of a change in their accounting methods for any pre-Merger period; (9) the Company and its Subsidiaries have made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees; (10) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is liable to suffer any recapture, clawback or withdrawal of any relief or exemption from Tax howsoever arising (including the entering into the Merger), and whether by virtue of any act or omission by the Company or any of its Subsidiaries or by any other person or persons; and (11) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is liable to be assessed for or made accountable for any Tax for which any other person or persons may be liable to be assessed or made accountable whether by virtue of the entering into or the consummation of the Merger or by virtue of any act or acts done by or which may be done by or any circumstance or circumstances involving or which may involve any other person or persons.

    (b) For purposes of this Agreement, (i) "Taxes" means all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, corporation, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, license, payroll, withholding, social security and franchise or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties or additions to tax attributable to such taxes and (ii) "Tax Return" means any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes.

    Section 3.12  Employee Benefit Plans.

    (a) Except for any plan, fund, program, agreement or arrangement that is subject to the laws of any jurisdiction outside the United States, Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of each material deferred compensation, incentive compensation, and equity compensation plan; material "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); material "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is in writing and sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (each, an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee, consultant, director or former employee, consultant or director of the Company or any Subsidiary of the Company (each, a "Plan"), and all material benefit programs or practices providing for bonuses, incentive compensation, vacation pay, severance pay, insurance, restricted stock, stock options, employee discounts or passes, company cars, tuition reimbursement or any other perquisite or benefit (including, without limitation, any fringe benefit under Section 132 of the Code) to present or former employees, officers or independent contractors of the Company, that is not a Plan maintained or contributed to or by the Company and applicable to employees of the Company, but as to which the Company may have obligations or liability (each, an "Other Arrangement").

    (b) With respect to each Plan and Other Arrangement, the Company has heretofore delivered or made available to Parent true and complete copies of the Plan and any amendments thereto (or if the Plan is not a written Plan, a description thereof), any related trust or other funding vehicle, the most recent reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code.

    (c) No liability under Title IV or Section 302 of ERISA that would reasonably be expected to have a Company Material Adverse Effect has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

    (d) No Plan is a "multiemployer plan," as defined in Section 3(37) of ERISA, nor is any Plan a plan described in Section 4063(a) of ERISA.

    (e) Each Plan and Other Arrangement has been operated and administered in all material respects in accordance with its terms and applicable law, including, but not limited to, ERISA and the Code.

    (f)  Each Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, or in the case of such a Plan for which a favorable determination letter has not yet been received, the applicable remedial amendment period under Section 401(b) of the Code has not expired.

    (g) No Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary), dependent or other covered person.

    (h) There are no pending, or to the knowledge of the Company, threatened or anticipated, claims that would reasonably be expected to have a Company Material Adverse Effect by or on behalf of any Plan or Other Arrangement, by any employee or beneficiary covered under any such Plan or Other Arrangement, or otherwise involving any such Plan or Other Arrangement (other than routine claims for benefits).

    (i)  The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, other than payments, accelerations or increases (x) under any employee benefit plan that is subject to the laws of a jurisdiction outside of the United States or (y) mandated by applicable law.

    (j)  No amounts payable under the Plans or Other Arrangements will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that would, as a result of the transactions contemplated hereby, result, separately or in the aggregate, in (i) the payment of any "excess parachute payments" within the meaning of Section 280G of the Code by reason of the Merger or (ii) the payment of any form of compensation or reimbursement for any Tax incurred by any Person arising under Section 280G of the Code.

    (k) To the knowledge of the Company, all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in material compliance with such applicable laws, including relevant Tax laws, and the requirements of any trust deed under which they were established, except for such exceptions to the foregoing which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Section 3.12(k) of the Company Disclosure Schedule lists all material employee pension benefit plans that are subject to the laws of any jurisdiction outside the United States except for such plans that are governmental or statutory plans.

    (l)  Each Plan or Other Arrangement can be unilaterally terminated and/or amended by the Company at any time without material damages or penalties applicable to the Company (other than ordinary administration expenses), except as may be required by statute or law.

    (m) No person who currently performs or previously performed services for the Company and who has not been treated as a common law employee by the Company is eligible for or otherwise entitled to any benefit under any Plan or other arrangement, except for such exceptions to the foregoing which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

    Section 3.13  Litigation; Compliance with Laws.

    (a) Except as set forth in the Company SEC Documents or in the Company Disclosure Schedule, there is no (i) action, suit or proceeding pending against, or to the knowledge of the Company threatened against, the Company or any Subsidiary of the Company or any of their respective properties before any court or arbitrator or any Governmental Entity, or (ii) outstanding judgment, order, writ, injunction or decree (an "Order") or application, request or motion therefore, of any Governmental Entity in a proceeding to which the Company or any of its Subsidiaries or any of their respective assets was or is a party, except actions, suits, proceedings or Orders which would not reasonably be expected to have a Company Material Adverse Effect.

    (b) The Company and its Subsidiaries are in compliance with all applicable laws, ordinances, rules and regulations of any federal, state, local or foreign governmental authority applicable to their respective businesses and operations, except for such violations, if any, which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All governmental approvals, permits and licenses (collectively, "Permits") required to conduct the business of the Company and its Subsidiaries have been obtained, are in full force and effect and are being complied with except for such violations and failures to have Permits in full force and effect, if any, which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

    Section 3.14  Labor Matters.  As of the date of this Agreement (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against the Company; (ii) to the knowledge of the Company, no union organizing campaign with respect to the Company's employees is underway; (iii) there is no unfair labor practice charge or complaint against the Company pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency; (iv) there is no written grievance pending relating to any collective bargaining agreement or other grievance procedure; (v) to the knowledge of the Company, no charges with respect to or relating to the Company are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; and (vi) there are no collective bargaining agreements with any union covering employees of the Company.

    Section 3.15  Certain Contracts and Arrangements.  Each material contract or agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such contract or agreement, and no event has occurred that with notice or passage of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Section 3.15 of the Company Disclosure Schedule lists each material contract or agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound (each, a "Company Material Contract"). Each Company Material Contract that has not expired by its terms is in full force and effect and is the legal, valid and binding obligation of the Company and/or its applicable Subsidiary, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), except where the failure of such Company Material Contract to be in full force and effect or to be legal, valid, binding or enforceable against the Company and/or the applicable Subsidiary has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.15 of the Company Disclosure Schedule, no consent, approval, waiver or authorization of, or notice to any Person is needed in order that each such Company Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Tender Offer, the Merger and the other transactions contemplated by this Agreement.

    Section 3.16  Environmental Matters.  The Company represents and warrants to Parent that, except as set forth in Section 3.16 of the Company Disclosure Schedule:

    (a) The operations of the Company comply, and in the past have complied, in all material respects with all applicable Environmental Laws, except for noncompliance which could not reasonably be expected to give rise to any material Environmental Losses incurred by the Company.

    (b) The Company owns, holds or possesses all permits required by any Governmental Entity which are necessary under Environmental Laws to entitle the Company to own or lease, operate and use its assets and to carry on and conduct the Business substantially as currently conducted ("Environmental Permits") and, to the Company's knowledge, the Company has not been notified or is not otherwise aware that any such Environmental Permit will not be renewed or extended upon the expiration of such permit based upon operations as currently conducted.

    (c) The Company is not subject to any order from or written agreement with, or to the Company'a knowledge, any investigations by any Person (including, without limitation, any prior owner or operator of the Company Real Property) respecting any (i) Environmental Law; (ii) Remedial Action; or (iii) claim of Environmental Losses arising from the Release or threatened Release of a Contaminant into the environment which order or agreement could reasonably be expected to give rise to any material Environmental Losses by the Company.

    (d) The Company is not subject to any judicial or administrative proceeding, order, judgment, decree or settlement alleging or addressing a violation of or liability under any Environmental Law for which there are any material unfulfilled obligations and, to the Company's knowledge, there are no such actions or proceedings threatened against the Company.

    (e) The Company has not received any written notice or claim to the effect that it is or may be liable to any Person as a result of a Release of a Contaminant into the environment from or on the Company Real Property, or with respect to Contaminants generated by the Company's operations, at any storage, treatment, disposal or other management site other than the Company Real Property.

    (f)  No Environmental Encumbrance has attached, nor is there any basis for such attachment, to the Company Real Property, excluding, however, any Environmental Encumbrance against any Company Real Property leased by the Company which is not reasonably likely to result in liability to the Company and does not materially impair the operations of the Company on such property.

    (g) Neither the Company nor any Person for whom the Company is legally responsible is presently liable for any material Environmental Loss arising out of any Release or threatened Release of Contaminants or any violation of any Environmental Law.

    (h) For the purposes of this Section 3.16, the following definitions shall apply:

       (i) "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., any amendments thereto, any successor statutes, and any regulations promulgated thereunder.

      (ii) "Contaminant" means any waste, pollutant, hazardous, noxious or toxic substance or waste, petroleum, petroleum-based substance or waste, or any constituent of any such substance or waste, whether solid, liquid or gas that is regulated pursuant to Environmental Laws, including any waste which is defined as a hazardous waste, hazardous material, hazardous substance and terms of similar import.

      (iii) "Company Real Property" shall mean any real property owned, leased or otherwise occupied at any time by the Company.

      (iv) "Environmental Encumbrance" means a Lien in favor of any Governmental Entity or other Person for (i) any liability under any Environmental Law, or (ii) damages arising from, or costs incurred by such Governmental Entity or other Person in response to, a Release or threatened Release of a Contaminant into the environment.

      (v) "Environmental Law" means all applicable foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Entity or any common law principles, relating to or addressing protection of the environment and worker or occupational health or safety, including but not limited to CERCLA, OSHA and RCRA and any state equivalent thereof, all as amended to date.

      (vi) "Environmental Loss" means all damages, fines, fees, penalties, deficiencies, losses and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment (such fees and expenses to include all fees and expenses, including fees and expenses of attorneys) resulting from an Environmental Matter, including without limitation fines, penalties, Remedial Actions, response costs, and damages to natural resources.

      (v) "Environmental Matter" means any matter relating to (i) the Release or threatened Release of a Contaminant on, in, at, to, from or beneath a facility or any property, (ii) liabilities or obligations arising under applicable Environmental Law, or (iii) any Remedial Action.

      (vi) "Person" means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental Entity.

     (vii) "RCRA" means the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., and any successor statute, and any regulations promulgated thereunder.

     (viii) "Release" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the indoor or outdoor environment or into or out of any of Company Real Property, including the movement of Contaminants through or in the air, soil, surface water, groundwater of any Company Real Property.

      (ix) "Remedial Action" means actions required to (i) clean up, remove, treat or otherwise respond to or address or in any other way address Contaminants in the indoor or outdoor environment; (ii) prevent the Release or threatened Release or minimize the further Release of Contaminants or (iii) investigate and determine if a remedial response or other action is needed and to design and/or implement such a response and post-remedial investigation, monitoring, operation and maintenance and care.

    Section 3.17  Intellectual Property.  For purposes of this Agreement the following terms have the following meanings:

       (i) "Intellectual Property" shall mean all rights, privileges and priorities provided under U.S., state and foreign law relating to intellectual property, including without limitation all (x) (1) proprietary inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, new and useful improvements thereof and proprietary know-how relating thereto, whether or not patented or eligible for patent protection; (2) copyrights and copyrightable works, including, but not limited to, computer applications, programs, software, databases and related items; (3) trademarks, service marks, trade names, and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; (4) trade secrets and other confidential information; and (5) domain names, uniform resource locators and other names and locators associated with the internet; (y) all registrations, applications and recordings for any of the foregoing and (z) licenses or other similar agreements granting to the Company or any of its Subsidiaries the rights to use any of the foregoing.

    "Registered Intellectual Property" means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered copyrights and applications for copyright registration; (D) registered and pending applications for domain names, uniform resource locators and other names and locators associated with the internet; and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

      (ii) "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its subsidiaries.

    (b) Section 3.17(b) of the Company Disclosure Schedule contains a complete and accurate list of (i) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, and (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere else in the world) related to any of the Company Registered Intellectual Property.

    (c) The Company and its Subsidiaries own or have the right to use all material Intellectual Property reasonably necessary for the Company and its Subsidiaries to conduct their business as it is currently conducted. The Company and its Subsidiaries have taken all action reasonably necessary to protect the Intellectual Property which is customary in the industry, including without limitation, use of reasonable secrecy measures to protect the trade secrets included in the Intellectual Property.

    (d) To the knowledge of the Company: (i) all of the registrations relating to patents, registered trademarks, service marks, domain names and copyrights owned by the Company and its Subsidiaries are valid and subsisting and unexpired, free of all liens or encumbrances, have not been abandoned; (ii) the Company does not infringe the intellectual property rights of any third party in any respect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) no judgment, decree, injunction, rule or order has been rendered by Governmental Entity which would limit, cancel or question the validity of, or the Company's or its Subsidiaries' rights in and to, any Intellectual Property owned by the Company in any respect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iv) the Company has not received notice of any pending or threatened suit, action or adversarial proceeding that seeks to limit, cancel or question the validity of, or the Company's or its Subsidiaries' rights in and to, any Intellectual Property, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (v) no other Person has interfered with, infringed upon, or otherwise conflicted with any Intellectual Property or other proprietary information of the Company or any of its Subsidiaries which has or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    (e) The execution and delivery of this Agreement and consummation of the transactions contemplated hereby will not result in the breach of, or create on behalf of any third party the right to terminate or modify, any license, sublicense or other agreement relating to the Intellectual Property, or any material licenses, sublicenses or other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party patents, trademarks, copyrights, trade secrets or other intellectual property ("Company Third Party Intellectual Property Rights"), including software that is used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by the Company or any of its Subsidiaries, the breach of which would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Section 3.17(e) of the Company Disclosure Schedule, lists all royalties, license fees, sublicense fees or similar obligations involving aggregate annual payments by the Company or any Subsidiary in excess of $25,000 for any Company Third Party Intellectual Property Rights that are used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by the Company or any of its Subsidiaries.

    (f)  Each item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property. Except as otherwise disclosed on the Company Disclosure Schedule, the Company's ownership of each item of Company Registered Intellectual Property is reflected in the official title records of the jurisdiction where it is registered and is supported by written documents of transfer where required.

    (g) Section 3.17(g) of the Company Disclosure Schedule contains a complete and accurate list of all actions that are required to be taken by the Company within ninety (90) days of the date hereof with respect to any of the Company Registered Intellectual Property.

    Section 3.18  Opinion of Financial Advisor.  The Company has received the opinion of AAI to the effect that, as of such date, the Per Share Amount to be received by the holders of Common Stock in the Tender Offer and the Merger is fair from a financial point of view to such holders.

    Section 3.19  Board Recommendation.  The Board of Directors of the Company, at a meeting duly called and held on May 3, 2001, has (A) determined that this Agreement and the Transactions are fair to, and in the best interests of, the holders of Shares, (B) approved, adopted and declared advisable this Agreement and the Transactions and (C) resolved to recommend that the holders of Shares accept the Tender Offer and tender their Shares pursuant to the Tender Offer, and, if such approval is required under the DGCL in connection with this Agreement and the Merger, approve and adopt this Agreement and the Merger.

    Section 3.20  Finders' Fees.  Except for AAI, whose fees will be paid by the Company, there is no investment banker, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, the Company or any Subsidiary of the Company that would be entitled to any fee or commission from the Company, any Subsidiary of the Company, Parent or any of Parent's affiliates upon consummation of the transactions contemplated by this Agreement.

    Section 3.21  Employees.  Section 3.21 of the Company Disclosure Schedule lists all employment, severance and change of control agreements (or any other agreements that may result in the acceleration of the exercisability of outstanding options) of the Company or its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable laws (including, without limitation, all applicable extension orders) respecting employment and employment practices, terms and conditions of employment, equal opportunity, anti-discrimination laws, and wages and hours. To the Company's knowledge, there is no announced resignation (and there have been no communications to executive officers or directors of the Company or any of its Subsidiaries that have indicated that any such resignation is likely) of any key employee of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has complied in all material respects with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and non-discrimination.

    Section 3.22  Affiliate Transactions.  Neither the Company nor any Subsidiary nor any of their respective executive officers or directors or, to the Company's knowledge, any member of the immediate family of any such executive officer or director or any entity which any of such persons controls (an "insider"), has any agreement with the Company or any of its Subsidiaries (other than employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries. To the Company's knowledge, none of the insiders has any direct or indirect interest in, or direct or indirect control of, any competitor, supplier or customer of the Company or in any person, firm or entity from whom or to whom the Company leases any property, or in any other person, firm or entity with whom the Company transacts business of any nature. Notwithstanding the foregoing, the ownership of (i) five percent or less of any private entity, or (ii) one percent or less of any entity whose securities have been registered under the Securities Act of 1933 or Section 12 of the Securities and Exchange Act of 1934, as amended, shall not be considered an interest.

    Section 3.23  Properties.

    (a) Each of the Company and its Subsidiaries owns good and marketable title to all of the real property and all of the personal property, fixtures, furniture and equipment owned by it as reflected in the most recent consolidated balance sheet included in the Company SEC Documents, free and clear of all liens and encumbrances, except for (i) mortgages on real property set forth in Section 3.23 of the Company Disclosure Schedule, (ii) encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby, (iii) liens for current taxes and special assessments not yet due and payable, (iv) mechanic's, materialman's and other liens imposed by operation of law, and (v) property disposed of since the date of the most recent consolidated balance sheet included in the Company SEC Documents in the ordinary course of business.

    (b) The Company has previously made available to Parent complete and accurate copies of each of the real estate leases of the Company or any of its Subsidiaries, including all amendments and modifications thereto (such leases, as amended and modified, the "Leases"). As of the date of this Agreement, the Leases are in full force and effect, and the Company or such Subsidiary, as applicable, has valid and existing leasehold interests under the Leases for the terms set forth therein. With respect to the Leases, none of the Company or its Subsidiaries is in default, and, to the Company's knowledge, none of the other parties to any of the Leases is in default, and, to the Company's knowledge, no circumstances (not in the control of the Company) exist which could result in such a default under any of such Leases.

    (c) All of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of the Company and its Subsidiaries are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Each of the Company and its Subsidiaries owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

    Section 3.24  Insurance.  The Company has made available to Parent copies of all material policies of insurance and bonds in force on the date hereof covering the businesses, properties and assets of the Company and its Subsidiaries, and all such policies are currently in effect and all premiums with respect thereto have been duly paid to date. Except as disclosed in Section 3.24 of the Company Disclosure Schedule, there are no claims outstanding under any insurance policy which could, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, to the knowledge of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has failed to give any notice or to present any such claim with respect to its business under any such policy in due and timely fashion which could, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    Section 3.25  Rights Plan.  The Company has taken all actions and completed all amendments, if any, necessary or appropriate so that the Rights Plan is inapplicable to the transactions contemplated by this Agreement, and (b) the execution of this Agreement and the consummation of the transactions contemplated hereby or thereby, do not and will not (i) result in Parent being an "Acquiring Person" or an "Associate" or "Affiliate" of an Acquiring Person (as such terms are defined in the Rights Plan), (ii) result in the ability of any person to exercise any rights under the Rights Plan, (iii) enable or require the "Rights" (as such term is defined in the Rights Plan) to separate from the shares of Preferred Stock to which they are attached or to be triggered or become exercisable, or (iv) otherwise result in the occurrence of a "Distribution Date" or "Share Acquisition Date" (as such terms are defined in the Rights Plan).

    Section 3.26  Termination of Unvested Options.  Each Unvested Option expires by its terms with respect to any portion of such option that has not vested on or prior to the termination of the holder's status as a "Service Provider" (as such term is defined in the Company's 1996 Stock Plan), and no payment would be owed by the Company with respect to such expired option.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub, jointly and severally, represent and warrant to the Company subject to such exceptions as are specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent to Company, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Parent specifically referred to in such disclosure and such other representations and warranties to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties (the "Parent Disclosure Schedule"), as follows:

    Section 4.1  Corporate Existence and Power.  Each of Parent and Merger Sub is a corporation duly incorporated (or other entity duly organized), validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate or other power, as the case may be, and all Licenses required to carry on its business as now conducted except for failures to have any such License which would not, in the aggregate, have a Parent Material Adverse Effect (as defined below). Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failures to be so qualified would not reasonably be expected to, in the aggregate, have a Parent Material Adverse Effect. As used herein, the term "Parent Material Adverse Effect" means a material adverse effect on the ability of Parent and Merger Sub to consummate the Transactions, including, without limitation, the payment by Parent or Merger Sub of the aggregate Per Share Amount and Option Payments in the Tender Offer and the Merger. Parent has heretofore delivered or made available to the Company true and complete copies of the governing documents or other organizational documents of like import, as currently in effect, of each of Parent and Merger Sub.

    Section 4.2  Authorization.  Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, subject to approval of Parent's stockholders, and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub, by Parent as the sole stockholder of Merger Sub, this Agreement has been approved by the Board of Directors of Merger Sub, and no other proceedings on the part of Parent or Merger Sub, other than the approval of this Agreement by Parent's stockholders, are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes, assuming due authorization, execution and delivery of this Agreement by the Company, valid and binding obligations of each of Parent and Merger Sub, enforceable against each of them in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

    Section 4.3  Consents and Approvals; No Violations.

    (a) Neither the execution and delivery of this Agreement nor the performance by each of Parent and Merger Sub of its obligations hereunder will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws (or other governing or organizational documents) of Parent or Merger Sub, as the case may be, or (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or obligation to repurchase, repay, redeem or acquire or any similar right or obligation) under any of the terms, conditions or provisions of any note, mortgage, letter of credit, other evidence of indebtedness, guarantee, license, lease or agreement or similar instrument or obligation to which any of Parent or Merger Sub is a party or by which any of them or any of the respective assets used or held for use by any of them may be bound or (iii) assuming that the filings, registrations, notifications, authorizations, consents and approvals referred to in subsection (b) below have been obtained or made, as the case may be, violate any order, injunction, decree, statute, rule or regulation of any Governmental Entity to which either Parent or Merger Sub is subject, excluding from the foregoing clauses (ii) and (iii) such requirements, defaults, breaches, rights or violations (A) that would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to have a material adverse effect on the ability of either Parent or Merger Sub to consummate the transactions contemplated hereby or (B) that become applicable as a result of any acts or omissions by, or facts specifically pertaining to, the Company.

    (b) No filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity is required in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub or the performance by any of them of their respective obligations hereunder and thereunder, except (i) the filing of the Certificate of Merger in accordance with the DGCL and filings to maintain the good standing of the Surviving Corporation; (ii) compliance with any applicable requirements of the HSR Act or any foreign laws regulating competition, antitrust, investment or exchange controls; (iii) compliance with any applicable requirements of the Securities Act and the Exchange Act; (iv) compliance with any applicable requirements of state takeover laws and (v) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) the failure of which to be obtained or made would not reasonably be expected to have a Parent Material Adverse Effect and would not have a material adverse effect on the ability of either Parent or Merger Sub to perform their respective obligations hereunder or (B) that become applicable as a result of any acts or omissions by, or facts specifically pertaining to, the Company.

    Section 4.4  Tender Offer Documents; Schedule 14D-9; Proxy Statement.

    Neither the Tender Offer Documents nor any information supplied by Parent for inclusion in the Schedule 14D-9 shall, at the time the Tender Offer Documents, the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Company Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Tender Offer Documents. The Tender Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

    Section 4.5  Merger Sub's Operations.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not (a) engaged in any business activities, (b) conducted any operations other than in connection with the transactions contemplated hereby or (c) incurred any liabilities other than in connection with the transactions contemplated hereby.

    Section 4.6  Finders' Fees.  Except for Nomura International plc, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that might be entitled to any fee or commission in connection with or upon consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

    Section 4.7  Parent Agreements.  Parent has provided the Company with true, correct and complete copies of each of the Placing Agreements and the Echo Agreement (each as defined in Section 5.14). Parent has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, either of the Placing Agreement or the Echo Agreement. Each of the Placing Agreements and the Echo Agreement is in full force and effect, and represents valid and binding obligations of Parent and each other party thereto and is enforceable against Parent and each other party thereto in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditor's rights generally and by general principles of equity. There exists no default or event of default or event, occurrence, condition or act, with respect to Parent or, to Parent's knowledge, with respect to any other party thereto, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a default or event of default under any of the Placing Agreements or the Echo Agreement, and Parent is not aware of any facts that could reasonably be expected to cause the transactions contemplated under either of such agreements to be delayed or not to close in accordance with their respective terms.

ARTICLE V
PRECLOSING AND OTHER COVENANTS OF THE PARTIES

    Section 5.1  Conduct of the Business of the Company.

    (a) From the date hereof until the Appointment Time, the Company and its Subsidiaries shall conduct their businesses in the ordinary course consistent with past practice and shall use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Appointment Time, the Company will not (and will not permit any of its Subsidiaries to) take any action or knowingly omit to take any action that would make any of its representations and warranties contained herein false to an extent that would cause any of the conditions set forth in Annex A not to be satisfied. Notwithstanding the foregoing, the Company shall continue the process of winding down operations of and dissolving its European subsidiaries.

    (b) Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Appointment Time, the Company will not nor will it permit any of its Subsidiaries to, without the prior written consent of Parent:

       (i) authorize for issuance, issue, sell, deliver, grant any options, warrants, stock appreciation rights, or stock issuance rights for, or otherwise agree or commit to issue, sell, deliver, pledge, dispose of or otherwise encumber any shares of any class of its share capital or any securities convertible into shares of any class of its share capital, except (A) pursuant to and in accordance with the terms of Options outstanding as of the date hereof or granted pursuant to clause (iii) below, (B) pursuant to the ESPP (to the extent shares of Common Stock have been paid for with payroll deductions), or (C) the grant of Options as set forth in Section 5.1(b) of the Company Disclosure Schedule or consistent with past practices to new employees (or, subject to the prior written consent of Parent, which consent shall not be unreasonably withheld, to existing employees in connection with regularly scheduled performance reviews);

      (ii) subdivide, cancel, consolidate or reclassify any shares of its capital stock, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its capital stock or purchase, redeem or otherwise acquire any shares of its own capital stock or of any of its Subsidiaries, except as otherwise expressly provided in this Agreement;

      (iii) (A) assume, guarantee, endorse or otherwise become liable or responsible (whether or not directly, contingently or otherwise) for the material obligations of any other person (other than Subsidiaries of the Company), or (B) make any material loans, advances or capital contributions to, or investments in, any other person (other than to Subsidiaries of the Company);

      (iv) except as otherwise expressly contemplated by this Agreement or as set forth in Section 5.1(b) of the Company Disclosure Schedule, (A) increase in any manner the compensation of (I) any employee who is not an officer of the Company or any Subsidiary (a "Non-Executive Employee"), except in the ordinary course of business consistent with past practice or (II) any of its directors or officers, except in the ordinary course of business, consistent with past practice, after consultation with Parent, (B) pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into, amend or agree to enter into or amend any agreement or arrangement with any such director or officer or employee, whether past or present, relating to any such pension, retirement allowance or other employee benefit, except as required to comply with law or under currently existing agreements, plans or arrangements or with respect to Non-Executive Employees, in the ordinary course of business consistent with past practice; (C)

  grant any rights to receive any severance or termination pay to, or enter into or amend any employment or severance agreement with, any employee or any of its directors or officers, except as required by applicable law or with respect to severance or termination pay to Non-Executive Employees in the ordinary course of business, consistent with past practices; or (D) except as may be required to comply with applicable law, become obligated (other than pursuant to any new or renewed collective bargaining agreement) under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, including any bonus, incentive, deferred compensation, share purchase, share option, share appreciation right, group insurance, severance pay, retirement or other benefit plan, agreement or arrangement, or employment or consulting agreement with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof; provided, however, that this clause (D) shall not prohibit the Company from renewing any such plan, agreement or arrangement already in existence on terms no more favorable to the parties to such plan, agreement or arrangement;

      (v) except as otherwise expressly contemplated by this Agreement, enter into, amend in any material respect or terminate any Company Material Contract other than in the ordinary course of business consistent with past practice;

      (vi) authorize or commit to make any material capital expenditures not reflected in the budget previously provided in writing by the Company to Parent without the prior written consent of Parent, which consent shall not be unreasonably withheld;

     (vii) make any election under United States federal, state, provincial, local or foreign Tax law which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

     (viii) settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) requiring a payment by the Company or its Subsidiaries in excess of $200,000 without the consent of Parent, which consent shall not be unreasonably withheld or delayed;

      (ix) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in connection with the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred in the ordinary course of business consistent with past practice;

      (x) take any action in contravention of the Rights Plan; or

      (xi) authorize, recommend, propose, agree or announce an intention to do any of the foregoing or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    Section 5.2  Conduct of the Business of Parent.  From the date hereof until the Closing Date, Parent will not (and will not permit any of its Subsidiaries to) (a) take any action or knowingly omit to take any action that would make any of its representations and warranties contained herein false to an extent that would cause any of the conditions set forth in Annex A not to be satisfied or (b) take any action to prevent or materially delay consummation of the Tender Offer or the Merger or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement other than any extensions of the Tender Offer expressly permitted pursuant to Section 1.9(a)(ii).

    Section 5.3  Proxy Statement/Stockholders' Meeting.

    (a) If approval of the Company's stockholders is required by applicable law in order to consummate the Merger other than pursuant to Section 253 of DGCL, promptly following the acceptance for payment of Shares pursuant to the Tender Offer, Parent and the Company shall prepare, and the Company shall file with the SEC under the Exchange Act, the Company Proxy Statement, and Parent and the Company shall use their respective best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement, including all amendments and supplements thereto, prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Company Stockholders' Meeting at the earliest practicable time.

    (b) If approval of Company's stockholders is required by applicable law in order to consummate the Merger, Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") as promptly as practicable following the acceptance for payment of Shares pursuant to the Tender Offer for the purpose of considering the approval and adoption of this Agreement and (with the consent of Parent) such other matters as may in the reasonable judgment of Company be appropriate for consideration at the Company Stockholders Meeting. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting (other than for the absence of a quorum) without the consent of Parent. The Proxy Statement shall include the opinion of AAI referred to in Section 3.18 and shall include the recommendation of the Board of Directors of the Company that the holders of Shares approve and adopt this Agreement and the Merger. The Company shall use its reasonable best efforts to take all actions necessary or advisable to secure the vote or consent of stockholders required by the DGCL to effect the Merger. Notwithstanding anything to the contrary contained in this Agreement, the Company's obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 5.3 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal (as defined below).

    (c) Notwithstanding Sections 5.3(a) and (b) above, if Merger Sub shall acquire at least 90% of the outstanding Shares in the Offer, the parties hereto shall take all necessary actions (including actions referred to in clause (a) above, as applicable) to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    Section 5.4  Access to Information; Confidentiality Agreement.

    (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or the Company or any of Parent's Subsidiaries or the Company's Subsidiaries is a party or pursuant to applicable law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Appointment Time, Parent and the Company shall (and shall cause Parent's Subsidiaries and the Company's Subsidiaries, respectively, to) (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives

(collectively, "Representatives")) access at reasonable times during normal business hours upon prior written notice to its and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning its and its Subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made in this Agreement.

    (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the confidentiality agreement between Parent and the Company dated January 3, 2001 (the "Confidentiality Agreement") with respect to the information disclosed pursuant to this Section 5.4.

    Section 5.5  No Solicitation.  From the date hereof until the Appointment Time or, if earlier, the termination of this Agreement, the Company shall not, and shall cause its Subsidiaries not to (whether directly or indirectly through advisors, representatives, agents or other intermediaries), and the Company shall cause its and its Subsidiaries, respective officers, directors, advisors, representatives, agents or other intermediaries not to, directly or indirectly, (a) solicit, initiate or encourage any Acquisition Proposal (as defined hereafter) or (b) engage in discussions or negotiations with, or disclose any non-public information relating to the Company or its Subsidiaries or afford access to the properties, books or records of the Company or its Subsidiaries to, any Person that has made an Acquisition Proposal or has advised the Company that it is interested in making an Acquisition Proposal; provided that, if prior to the Appointment Time the Company receives an unsolicited Acquisition Proposal and if and only if (i) the Company's Board of Directors believes in good faith, based on such matters as it deems relevant, and after consultation with the Company's financial advisor, that such Acquisition Proposal is a Superior Proposal or that there is a reasonable likelihood that such Person will make a Superior Proposal and (ii) the Company's Board of Directors determines in good faith, based on such matters as it deems relevant and after consultation with the Company's outside legal counsel, that the failure to engage in such discussions or negotiations or to disclose such information or afford such access is likely to result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable law, then the Company may, directly or indirectly through its Subsidiaries or its or their respective officers, directors, advisors, representatives, agents or other intermediaries, (x) disclose such information or afford such access with respect to the Company and its Subsidiaries in response to an unsolicited request therefor, (y) engage in discussions or negotiations regarding such Acquisition Proposal, and/or (z) withhold, withdraw, modify or change in a manner adverse to Parent, or fail to make, the recommendations of the Board of Directors of the Company referred to in Section 3.19 and approve, endorse or recommend such Acquisition Proposal. The Company shall provide Parent with a copy of any written Acquisition Proposal received and a written statement with respect to any non-written Acquisition Proposal received promptly (and in any event within the shorter of one (1) business day or 48 hours), which statement shall include the identity of the parties making the Acquisition Proposal and the terms thereof. For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for a merger, consolidation, recapitalization, liquidation or other business combination involving the Company or the acquisition or purchase of over 50% or more of any class of equity securities of the Company, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any Person beneficially owning 30% or more of any class of equity securities of the Company, or a substantial portion of the assets of, the Company and its Subsidiaries taken as a whole, other than the transactions contemplated by this Agreement. As used herein, a "Superior Proposal" shall mean an Acquisition Proposal which in the reasonable judgment of the Company's Board of Directors, based on such matters as it deems relevant, and after consultation with the Company's financial advisor, (i) is likely to result in a transaction providing greater financial value to the Company's stockholders than that provided pursuant to this Agreement and (ii) is likely of being financed by the Person making such Proposal. Nothing contained in this Agreement shall prohibit the Company or the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure required by applicable law or from taking any action ordered to be taken by any court of competent jurisdiction. Except as expressly permitted by this Section 5.5 or as otherwise required by the fiduciary responsibilities of the Company's Board of Directors to the Company's stockholders pursuant to applicable law, the Company's Board of Directors may not (i) withhold, withdraw, modify or change in a manner adverse to Parent, or fail to make, the recommendation of the Board of Directors of the Company referred to in Section 3.19, (ii) approve, endorse or recommend any Acquisition Proposal, or (iii) cause or authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement relating to any Acquisition Proposal; provided, that the Company shall not be entitled to enter into any acquisition agreement or other similar agreement, contract or commitment (other than a confidentiality agreement) to accept a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section 7.1(f) and the Company has paid all amounts due to Parent pursuant to Section 7.3(a)(iii).

    Section 5.6  Director and Officer Liability.

    (a) Parent and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined hereafter) as provided in the current Certificate of Incorporation or by-laws of the Company or an agreement between an Indemnitee and the Company or a Subsidiary of the Company as in effect as of the date hereof shall survive the Merger and continue in full force and effect in accordance with its terms.

    (b) For the period beginning with the Appointment Time and ending on the sixth anniversary of the Effective Time, Parent shall or shall cause the Surviving Corporation to indemnify and hold harmless the individuals who on or prior to the Effective Time were officers, directors, employees or agents of the Company and any of its Subsidiaries (the "Indemnitees") to the same extent as set forth in subsection (a) above. In the event any claim in respect of which indemnification is available pursuant to the foregoing provisions is asserted or made within such six-year period, all rights to indemnification shall continue until such claim is disposed of or all judgments, orders, decrees or other rulings in connection with such claim are fully satisfied.

    (c) For the period beginning with the Appointment Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (the "Maximum Amount") to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall maintain or procure, for such six-year period, the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount.

    (d) The obligations of Parent and the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 5.6 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).

    Section 5.7  Commercially Reasonable Efforts.  Upon the terms and subject to the conditions of this Agreement, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

    Section 5.8  Certain Filings.  The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the provisions of this Section 5.8, each party hereto shall file with the Department of Justice and the Federal Trade Commission a Pre-Merger Notification and Report Form pursuant to the HSR Act in respect of the transactions contemplated hereby within ten (10) days of the date of this Agreement, and each party will use its reasonable best efforts to take or cause to be taken all actions necessary, including to promptly and fully comply with any requests for information from regulatory Governmental Entities, to obtain any clearance, waiver, approval or authorization relating to the HSR Act that is necessary to enable the parties to consummate the transactions contemplated by this Agreement. Without limiting the provisions of this Section 5.8, each party hereto shall use its reasonable best efforts to promptly make the filings required to be made by it with all foreign Governmental Entities in any jurisdiction in which the parties believe it is necessary or advisable.

    (b) The Company and Parent shall each use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Tender Offer, the Merger or any other transaction contemplated by this Agreement under any Antitrust Law (as defined in Section 5.8(d)). If any administrative, judicial or legislative action or proceeding is instituted (or threatened to be instituted) challenging the Tender Offer, the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, the Company and Parent shall each cooperate to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Tender Offer, the Merger or any other transaction contemplated by this Agreement, including, without limitation, by pursuing all reasonable avenues of administrative and judicial appeal. Notwithstanding anything to the contrary in this Agreement, none of Parent, any of its Subsidiaries or the Surviving Corporation, shall be required (and the Company shall not, without the prior written consent of Parent, agree, but shall, if so directed by Parent, agree) to hold separate or divest any of their respective assets or operations or enter into any consent decree or licensing or other arrangement with respect to any of their assets or operations.

    (c) Each of the Company and Parent shall promptly inform the other party of any material communication received by such party from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other governmental or regulatory authority regarding any of the transactions contemplated hereby.

    (d) "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate competition or actions having the purpose or effect of monopolization or restraint of trade.

    Section 5.9  Public Announcements.  Neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Tender Offer, the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation with the other party, except as may be required by law or by any listing agreement with, or the policies of, a national securities exchange; provided that the issuing party shall nevertheless provide the other party with notice of, and the opportunity to review, any such press release or public announcement.

    Section 5.10  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation, as a result of, or in connection with, the Merger.

    Section 5.11  Employee Matters.

    (a) Parent shall, or shall cause the Company to, give individuals who are employed by the Company or any of its Subsidiaries as of the Appointment Time and who remain employees of the Company or such Subsidiary following the Appointment Time (each such employee, an "Affected Employee") full credit to the extent each such Affected Employee has been credited with service under each comparable employee benefit plan or arrangement maintained by the Company immediately prior to the Appointment Time (i) for purposes of eligibility and vesting under each employee benefit plan or arrangement maintained by Parent or the Company for such Affected Employees' service with the Company and (ii) for purposes of vacation accrual.

    (b) Parent shall, or shall cause the Company, to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such Affected Employees may be eligible to participate in after the Appointment Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employees and that have not been satisfied as of the Appointment Time under any welfare plan maintained for the Affected Employee immediately prior to the Appointment Time and (ii) provide each Affected Employee with credit for the remaining short plan year for any co-payments and deductibles paid under each comparable welfare plan maintained by the Company prior to the Appointment Time in satisfying any applicable deductible or co-payment requirements under any welfare plans that such Affected Employees are eligible to participate in after the Effective Time.

    (c) Parent shall, and shall cause the Surviving Corporation and Parent's Subsidiaries to, honor in accordance with their terms all agreements, contracts, arrangements, commitments and understandings described in Section 3.12(a) of the Company Disclosure Schedule; provided, that this Agreement will not limit the ability of the Surviving Corporation to amend or terminate such agreements, contracts, arrangements, commitments and understandings in accordance with their terms.

    (d) The Surviving Corporation shall not, and shall not permit any of its Subsidiaries to, at any time prior to 90 days following the date of the Closing, without complying in all material respects with the notice and other requirements of the Worker Adjustment Retraining and Notification Act of 1988 (the "WARN Act"), effectuate (a) a "plant closing" as defined in the WARN Act affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Surviving Corporation or any of its Subsidiaries; or (b) a "mass layoff" as defined in the WARN Act affecting any single site of employment of the Surviving Corporation or any of its Subsidiaries; or any similar action under applicable state, local or foreign law requiring notice to employees in the event of a plant closing or layoff.

    (e) If requested by Parent in writing at least seven (7) days prior to the Appointment Time, and if so requested within such time as a condition precedent to the Parent's obligation to consummate the transactions contemplated under this Agreement, the Company will terminate the Company's 401(k) plan ("Retirement Plan"), effective no later than the day immediately preceding the date of Closing.

    Section 5.12  State Takeover Laws.  If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation is or may become applicable to the Merger, the Company and Parent shall each take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such statute or regulation on the Tender Offer or the Merger.

    Section 5.13  Certain Notifications.  Between the date hereof and the Appointment Time, each party shall promptly notify the other party hereto in writing after becoming aware of the occurrence of any event which will, or is reasonably likely to, result in the failure to satisfy any of the conditions specified in Article VI of or Annex A.

    Section 5.14  Financing.

    (a) Parent has provided to the Company on or prior to the date of this Agreement, true and correct copies of the Placing Agreement dated as of May 4, 2001, between Parent and WestLB Panmure Limited, for the purpose of placing Parent Shares for the Merger (the "Somnus Placing Agreement"), and the Placing Agreement dated as of May 4, 2001, between Parent and WestLB Panmure Limited, for the purpose of placing Parent Shares for the ENT Agreement (as defined below) (the "ENT Placing Agreement", and together with the Somnus Placing Agreement, the "Placing Agreements," pursuant to which, prior to the Appointment Time, Parent will use its best efforts to complete a placing of ordinary shares ("New Parent Shares") in Parent (the "Share Issuance"), which placing is being underwritten by WestLB Panmure Limited, and, which, if consummated, shall provide sufficient funds to consummate the transactions contemplated by this Agreement and by that certain Purchase Agreement dated as of May 4, 2001, between Parent, Gyrus Acquisition Tennessee, Inc. and SN for the ear, nose and throat business (the "ENT Business") of SN (the "ENT Agreement"), including the payment by Parent or Merger Sub of the aggregate Per Share Amount and Option Payments and the payment of amounts owed to SN stockholders pursuant to the ENT Agreement. Parent shall use its reasonable best efforts to execute and deliver the Placing Agreements as soon as practicable after the date hereof. As soon as practicable after the execution of the Placing Agreements, Parent shall use its reasonable best efforts to complete the Share Issuance pursuant to which the New Parent Shares will be offered for sale to the public in the United Kingdom in accordance with the Placing Agreement.

    (b) The Company will provide Parent with all information concerning the Company required to be included in, or otherwise reasonably requested by Parent in connection with the preparation of, the press announcement of Parent in the United Kingdom concerning the Tender Offer and Merger and the listing particulars and prospectus and investor presentation for use by Parent in connection with the Share Issuance; provided that, the Company shall not be required to provide any such information which is beyond that which is required to be publicly disclosed by the Company under the Securities Act, the Exchange Act, rules and regulations of the SEC under such acts and under the rules and regulations of NASDAQ. The information provided and to be provided by the Company for use in such press release, listing particulars and prospectus and investor presentation shall, on the date such materials are first provided by the Company pursuant to this Section 5.14(b) and as of the date of the Parent Special Meeting (as defined in Section 5.15), do not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make such information, in light of the circumstances under which it was provided, not misleading, and the Company agrees to correct any information provided by it for use in such materials which shall have become false or misleading in any material respect. To the extent practicable, Parent shall give the Company and its counsel the opportunity to review such press release, listing particulars and prospectus and investor presentation, including all amendments and supplements thereto, prior to the date that any such materials are first made publicly available; provided, however, that to the extent Parent does not provide any such materials to the Company for review prior to the date that any such materials are first made publicly available, the Company shall have no responsibility for the accuracy of such information as of such date or for any misstatements or omissions therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives for inclusion in any of the foregoing documents. Parent shall cause such press release, listing particulars and prospectus and investor presentation to comply in all material respects as to form with all applicable legal requirements in the United Kingdom, including the rules and regulations of the London Stock Exchange.

    Section 5.15  Meeting of Shareholders of Parent.  Promptly after the execution and delivery of this Agreement, Parent shall duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders (the "Parent Special Meeting") to consider and vote upon this Agreement, the Merger and the Share Issuance, and shall, through its Board of Directors, recommend to its shareholders the approval and adoption of the Merger, this Agreement, and the Share Issuance. Parent shall use its best efforts to solicit from shareholders of Parent proxies in favor of such adoption and approval and, subject to the rules of the London Stock Exchange, to take all other action necessary to secure the vote or consent of shareholders required by the Companies Act of 1985 to effect the Merger and the Share Issuance.

    Section 5.16  Directors.  Promptly upon the Appointment Time, Merger Sub shall be entitled to designate such number of directors on the Board of Directors of Company as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on Company's Board of Directors equal to the product (rounded to the nearest whole number) of (i) the total number of directors on Company's Board of Directors and (ii) the percentage that the number of Shares purchased by Merger Sub in the Tender Offer bears to the number of Shares outstanding at such time, and Company shall, at such time, cause Merger Sub's designees to be so elected by its existing Board of Directors; provided, that in the event that Merger Sub's designees are elected to the Board of Directors of Company, until the Effective Time, such Board of Directors shall have at least two directors who are directors of Company on the date of this Agreement and who are not officers or employees of Company (the "Continuing Directors") and, provided further that, in such event, if the number of Continuing Directors shall be reduced below two for any reason whatsoever, the remaining Continuing Director shall designate a person to fill such vacancy who shall be deemed to be a Continuing Director for purposes of this Agreement or, if no Continuing Directors then remain, the other directors of Company on the date hereof shall designate two persons to fill such vacancies who shall not be officers or employees of Company, or officers or affiliates of Merger Sub, and such persons shall be deemed to be Continuing Directors for purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Merger Sub's designees are elected to the Company's Board of Directors prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to (a) amend or terminate this Agreement or agree or consent to any amendment or termination of this Agreement, (b) waive any of the Company's rights, benefits or remedies hereunder, (c) extend the time for performance of Parent's and Merger Sub's respective obligations hereunder, or (d) approve any other action by the Company which is reasonably likely to adversely affect the interests of the stockholders of the Company (other than Parent, Merger Sub and their affiliates (other than the Company and its subsidiaries)), with respect to the transactions contemplated by this Agreement. The Company's obligations to appoint Merger Sub's designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Company shall take all actions required pursuant to this Section 5.16 and Rule 14f-l in order to fulfill its obligations under this Section 5.16 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-l. Merger Sub will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. In connection with the foregoing, Company will promptly, at the option of Merger Sub, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Merger Sub's designees to be elected or appointed to, and to constitute a majority of, the Company's Board of Directors as provided above.

    Section 5.17  No Rights Plan Amendment.  Prior to the earlier of the termination of this Agreement or the Appointment Time, Company and its Board of Directors shall not amend or modify or take any other action with regard to the Rights Plan in any manner or take another action so as to (i) render the Rights Plan inapplicable to any transaction(s) other than the Tender Offer, the Merger and other transactions contemplated by this Agreement and the Company Stockholder Agreements, or (ii) permit any person or group (other than Parent, Merger Sub or any of their affiliates) who would otherwise be an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Plan) not to be an Acquiring Person or an Associate or an Affiliate of an Acquiring Person or (iii) provide that a Distribution Date or a Shares Acquisition Date (as such terms are defined in the Rights Plan) or similar event does not occur as promptly as practicable by reason of the execution of any agreement or transaction other than the Tender Offer, the Merger and other transactions contemplated by this Agreement and the Company Stockholder Agreements, or (iv) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Rights.

ARTICLE VI
CONDITIONS TO THE MERGER

    Section 6.1  Conditions to the Merger.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, the waiver on or prior to the Effective Time of each of the following conditions:

    (a) If and to the extent required by the DGCL, this Agreement shall have been adopted, and the Merger approved, by the stockholders of the Company in accordance with the DGCL and the Certificate of Incorporation of the Company;

    (b) Any applicable waiting periods under the HSR Act relating to the Merger shall have expired or been terminated;

    (c) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger or the other transactions contemplated by this Agreement;

    (d) Merger Sub shall have accepted for payment and paid for all of the Shares tendered pursuant to the Tender Offer provided, however, that this condition shall not be applicable to the obligations of Parent or Merger Sub if, in breach of this Agreement or the terms of the Tender Offer, Merger Sub fails to purchase any Shares validly tendered and not withdrawn pursuant to the Tender Offer; and

    (e) This Agreement, the Merger and the Share Issuance shall have been approved and adopted by the requisite vote of the Stockholders of Parent in accordance with the U.K. Companies Act of 1985 (as amended) and Parent's Articles of Incorporation.

ARTICLE VII
TERMINATION

    Section 7.1  Termination.  Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned, whether before or after the Company has obtained stockholder approval:

    (a) at any time prior to the Effective Time by the mutual written consent of the Company and Parent;

    (b) at any time prior to the Effective Time by either the Company or Parent, if:

       (i) the Tender Offer shall have expired or been terminated without satisfying the Minimum Condition, provided that Parent and Merger Sub shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(i) if the Tender Offer is terminated or expires without Shares having been accepted for payment as a result of a breach by Parent or Merger Sub of this Agreement;

      (ii) As of July 31, 2001, Merger Sub shall not have accepted for payment any Shares pursuant to the Tender Offer; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Tender Offer to have been consummated on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (c) at any time prior to the Effective Time by either the Company or Parent, if there shall be any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or if any judgment, injunction, order or decree of any Governmental Authority enjoining Parent, Merger Sub or the Company from consummating the transactions contemplated by this Agreement is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

    (d) at any time prior to the Appointment Time by Parent, if (i) the Board of Directors of the Company shall have withheld, withdrawn, modified or changed in a manner adverse to Parent, or fail to make, the recommendation of the Board of Directors of the Company referred to in Section 3.19, (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Acquisition Proposal or shall have resolved or announced an intention to do so, or (iii) a tender offer or exchange offer for 30% or more of the outstanding shares of the Company Common Stock is announced or commenced and, either (A) the Board of Directors of the Company recommends acceptance of such tender offer or exchange offer by its stockholders or (B) within ten (10) business days of such commencement, the Board of Directors of the Company shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders;

    (e) at any time prior to the Appointment Time, by Parent or the Company, upon written notice to the other party, in the event of a breach by the other party of any material representation or warranty or covenant contained in this Agreement, which breach cannot be or has not been cured within 10 business days after the receipt of written notice by the breaching party of such breach, provided that such breach, individually or in the aggregate, with all other breaches by such party, has had or is reasonably expected to have a Company Material Adverse Effect or Parent Material Adverse Effect (as the case may be); or

    (f)  at any time prior to the Appointment Time by the Company, for the purpose of accepting a Superior Proposal.

    The party desiring to terminate this Agreement shall give written notice of such termination to the other party.

    Section 7.2  Effect of Termination.  Except for any willful breach of this Agreement by any party hereto (which willful breach and liability therefor shall not be affected by the termination of this Agreement or the payment of any Termination Fee (as defined in Section 7.3(a) hereof)), if this Agreement is terminated pursuant to Section 7.1 hereof, then this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however that notwithstanding such termination the agreements contained in Sections 5.4(b), 7.2, 7.3 and 8.7 hereof shall survive the termination hereof.

    Section 7.3  Fees.

    (a) The Company agrees to pay Parent in immediately available funds by wire transfer an amount equal to $2,780,000 (the "Termination Fee"):

       (i) within one (1) business day after demand by Parent if this Agreement is terminated by Parent pursuant to Section 7.1(d) hereof, other than a termination pursuant to Section 7.1 (d)(i) either (A) after the occurrence of a Parent Material Adverse Effect or (B) in the event the representations and warranties of Parent were not true in all respects at the time of the withdrawal, modification or amendment referred to in such section and such failure to be true would be reasonably likely to result in a Parent Material Adverse Effect;

      (ii) within one (1) business day after demand by Parent if this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b)(i) or (ii), if (A) following the date hereof and prior to such termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known and shall not have been unconditionally and publicly withdrawn prior to the date of any such termination, and (B) within twelve (12) months following such termination of this Agreement, either (1) a Company Acquisition (as defined below) is consummated, or (2) the Company enters into a definitive agreement or binding letter of intent providing for a Company Acquisition and such Company Acquisition is later consummated. For the purposes of this Agreement, "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 30% of the aggregate equity interests in the surviving or resulting entity of such transaction or a parent entity following such transaction; (ii) a sale or other disposition by the Company of a business or assets representing 30% or more of the consolidated net revenues, net income or assets of the Company immediately prior to such sale; (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 30% of the voting power of the then outstanding shares of capital stock of the Company; or (iv) prior to the termination of this Agreement by the Company if this Agreement is terminated by the Company pursuant to Section 7.1(f) hereof.

    (b) Except as provided otherwise in this Section 7.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred for the premerger notification and report forms under the HSR Act.

    Section 7.4  Inducement Fee.  Parent agrees to pay the Company in immediately available funds by wire transfer an amount equal to $1,000,000 within one (1) business day after demand by the Company if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or (ii) hereof, and, at the time of such termination, all conditions to the Tender Offer set forth in Annex A have been satisfied other than conditions 6, 7, 8, 9 or 10 under paragraph B of Annex A. Parent acknowledges that the provisions of this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without such provisions, the Company would not have entered into this Agreement.

ARTICLE VIII
MISCELLANEOUS

    Section 8.1  Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery, (b) transmitter's confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by a standard overnight carrier or when delivered by hand or (d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

    If to the Company, to:

    Somnus Medical Technologies, Inc.
    285 North Wolfe Road
    Sunnyvale, CA 94086
    Attention: John G. Schulte
    Telephone No.: (408) 773-9121
    Telecopy No.: (408) 773-9123

    with a copy to:

    Wilson Sonsini Goodrich & Rosati
    650 Page Mill Road
    Palo Alto, California 94304
    Fax: (650) 493-6811
    Attention: David J. Saul, Esq.

    If to Parent or Merger Sub, to:

    Gyrus Group PLC
    Fortran Road
    St. Mellons
    Cardiff CF3 OLT
    United Kingdom
    Attention: Brian Steer
    Telephone No.: 44-1189-219-750
    Telecopy No.: 44-1189-219-850

    with a copy to:

    Dorsey & Whitney, LLP
    Pillsbury Center South
    220 South Sixth Street
    Minneapolis, Minnesota 55402-1498
    Telephone: (612) 340-2600
    Fax: (612) 340-2868
    Attention: Jack Kramer, Esq.

    Section 8.2  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. All other covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Effective Time, shall survive the Merger in accordance with their terms.

    Section 8.3  Interpretation.  References herein to the "knowledge of the Company" shall mean the actual knowledge of the executive officers and directors of the Company. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" when used in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. As used in this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

    The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement. Any matter disclosed pursuant to any Section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

    Section 8.4  Amendments, Modification and Waiver

    (a) Except as may otherwise be provided herein, any provision of this Agreement may be amended, modified or waived by the parties hereto, by action taken by or authorized by their respective Board of Directors, prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Parent or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment shall be made except as allowed under applicable law.

    (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

    Section 8.5  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that neither the Company nor Parent may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

    Section 8.6  Specific Performance.  The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

    Section 8.7  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

    Section 8.8  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

    Section 8.9  Third Party Beneficiaries.  This Agreement is solely for the benefit of the Company and its successors and permitted assigns, with respect to the obligations of Parent and Merger Sub under this Agreement, and for the benefit of Parent and Merger Sub, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not, except to the extent necessary to enforce the provisions of Article I and Section 5.6 hereof be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

    Section 8.10  Entire Agreement.  This Agreement, including any exhibits or schedules hereto and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof.

    Section 8.11  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

GYRUS GROUP PLC
By:	/s/ Mark Goble
Name:	Mark Goble
Title:	Group CEO
GYRUS ACQUISITION, INC.
By:	/s/ Mark Goble
Name:	Mark Goble
Title:	CEO
SOMNUS MEDICAL TECHNOLOGIES, INC.
By:	/s/ John Schulte
Name:	John Schulte
Title:	President

ANNEX A
CONDITIONS TO THE TENDER OFFER

    Capitalized terms used in this Annex A shall have the meanings assigned to them in the Agreement to which it is attached (the "Merger Agreement").

    A. Notwithstanding any other provision of the Tender Offer, subject to the terms of the Merger Agreement, Merger Sub shall not be required to accept for payment or pay for any Shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer)), the payment for, any tendered Shares, if by the expiration of the Tender Offer (as it may be extended in accordance with the requirements of the Merger Agreement):

    1.  The number of shares of Common Stock validly tendered and not withdrawn, together with any shares of Common Stock then owned by Parent or Merger Sub, shall not satisfy the Minimum Condition; or

    2.  Any applicable waiting period under the HSR Act shall not have expired or been terminated.

    B.  Notwithstanding any other provision of the Tender Offer, subject to the terms of the Merger Agreement, Merger Sub shall not be required to accept for payment or pay for any Shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer)), the payment for, any tendered Shares, if at any time prior to acceptance for payment of or payment for shares of Common Stock, any of the following events or conditions shall occur or exist:

    1.  There shall have been instituted or be pending any action or proceeding by any Governmental Entity, whether or not having the force of law, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Tender Offer, the acceptance for payment of or payment for some of or all the shares of Common Stock by Merger Sub, Parent or any affiliate of Parent or the consummation by Merger Sub or Parent of the Tender Offer or the Merger, or seeking to obtain damages in connection with the Tender Offer or the Merger, (ii) seeking to restrain or prohibit Parent's or Merger Sub's full rights of ownership or operation (or that of Parent's subsidiaries or affiliates) of any portion of the business or assets of the Company or any of its Subsidiaries, or of Parent or any of its subsidiaries, or any of their respective affiliates, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or any of its Subsidiaries or of Parent or any of its subsidiaries or any of their respective affiliates, (iii) seeking to impose material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any shares of Common Stock; or

    2.  There shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to Parent or Merger Sub or any other subsidiary or affiliate of Parent, the Company or any of its Subsidiaries or the Tender Offer, the acceptance for payment of or payment for any shares of Common Stock, the Merger or any other transaction contemplated under the Merger or the Tender Offer, by any Governmental Entity (other than the application of the routine waiting period provisions of the HSR Act), that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in paragraph B.1. above; or

AN A–1

    3.  An event shall have occurred that has had a Company Material Adverse Effect; or

    4.  The Company shall have breached or failed to perform in any respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any respect when made or at any time prior to consummation of the Tender Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of a certain date, which shall be true as of such date), and in either case the effect thereof shall have had a Company Material Adverse Effect; or

    5.  The Merger Agreement shall have been terminated in accordance with its terms or amended in accordance with its terms to provide for such termination or amendment of the Tender Offer, or

    6.  The Share Issuance shall not have been completed in accordance with the Somnus Placing Agreement; or

    7.  The Share Issuance shall not have been completed in accordance with the ENT Placing Agreement; or

    8.  The Parent Shares to be issued pursuant to the Somnus Placing Agreement shall not have been admitted to the U.K. Listing Authorities' Official List; or

    9.  The Parent Shares to be issued pursuant to the ENT Placing Agreement shall not have been admitted to the U.K. Listing Authorities' Official List; or

    10. The transactions contemplated by the ENT Agreement shall not have been consummated.

    The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted or waived by Parent or Merger Sub, regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

AN A–2

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TABLE OF CONTENTS
W I T N E S S E T H
ARTICLE I THE OFFER AND THE MERGER
ARTICLE II THE SURVIVING CORPORATION
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE V PRECLOSING AND OTHER COVENANTS OF THE PARTIES
ARTICLE VI CONDITIONS TO THE MERGER
ARTICLE VII TERMINATION
ARTICLE VIII MISCELLANEOUS
ANNEX A CONDITIONS TO THE TENDER OFFER